SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)


                         ALLSTATE FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   020011 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Gerald F. Heupel, Jr., Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                                   12th Floor
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                  (202)347-0300
--------------------------------------------------------------------------------
    (Name, Address, Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                December 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                               Page 1 of 23 Pages

---------------------------                         ----------------------------
CUSIP No.  020011 10 2                13D             Page 2 of 23 Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Value Partners, Ltd.  75-2291866
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                   NUMBER OF SHARES           7        SOLE VOTING POWER
              BENEFICIALLY OWNED BY EACH
                REPORTING PERSON WITH                  661,835
                                          --------------------------------------
                                              8        SHARED VOTING POWER

                                                         N/A
                                          --------------------------------------
                                              9        SOLE DISPOSITIVE POWER

                                                       661,835
                                          --------------------------------------
                                             10        SHARED DISPOSITIVE POWER

                                                         N/A
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               661,835
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               26.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No.  020011 10 2                13D             Page 3 of 23 Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Ewing & Partners (Tax ID number applied for)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                   NUMBER OF SHARES            7       SOLE VOTING POWER
              BENEFICIALLY OWNED BY EACH
                REPORTING PERSON WITH                    N/A
                                          --------------------------------------
                                               8       SHARED VOTING POWER

                                                       661,835
                                          --------------------------------------
                                               9       SOLE DISPOSITIVE POWER

                                                         N/A
                                          --------------------------------------
                                              10       SHARED DISPOSITIVE POWER

                                                       661,835
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               661,835
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               26.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No.  020011 10 2                13D             Page 4 of 23 Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Timothy G. Ewing
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                   NUMBER OF SHARES            7        SOLE VOTING POWER
              BENEFICIALLY OWNED BY EACH
                REPORTING PERSON WITH                     N/A
                                          --------------------------------------
                                               8        SHARED VOTING POWER

                                                        661,835
                                          --------------------------------------
                                               9        SOLE DISPOSITIVE POWER

                                                          N/A
                                          --------------------------------------
                                              10        SHARED DISPOSITIVE POWER

                                                        661,835
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               661,835
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               26.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No.  020011 10 2                13D             Page 5 of 23 Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              David W. Campbell
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              PF
              .00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                   NUMBER OF SHARES            7        SOLE VOTING POWER
              BENEFICIALLY OWNED BY EACH
                REPORTING PERSON WITH                   11,000
                                          --------------------------------------
                                               8        SHARED VOTING POWER

                                                        2,500
                                          --------------------------------------
                                               9        SOLE DISPOSITIVE POWER

                                                        11,000
                                          --------------------------------------
                                              10        SHARED DISPOSITIVE POWER

                                                        2,500
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No.  020011 10 2                13D             Page 6 of 23 Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Edward A. McNally
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                   NUMBER OF SHARES           7        SOLE VOTING POWER
              BENEFICIALLY OWNED BY EACH
                REPORTING PERSON WITH                  13,000
                                          --------------------------------------
                                              8        SHARED VOTING POWER

                                                       N/A
                                          --------------------------------------
                                              9        SOLE DISPOSITIVE POWER

                                                       13,000
                                          --------------------------------------
                                             10        SHARED DISPOSITIVE POWER

                                                       N/A
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No.  020011 10 2                13D             Page 7 of 23 Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              William H. Savage
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                   NUMBER OF SHARES            7        SOLE VOTING POWER
              BENEFICIALLY OWNED BY EACH
                REPORTING PERSON WITH                   18,000
                                          --------------------------------------
                                               8        SHARED VOTING POWER

                                                        1,000
                                          --------------------------------------
                                               9        SOLE DISPOSITIVE POWER

                                                        18,000
                                          --------------------------------------
                                              10        SHARED DISPOSITIVE POWER

                                                        1,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               19,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

CUSIP No.  020011 10 2           Amendment No. 9                    Page 8 of 23


     Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below. Richard W. Fisher withdrew as a general partner of Fisher Ewing Partners effective December 31, 1997 and thus is no longer deemed to be a reporting person, and the name of the partnership was changed to Ewing & Partners as of January 1, 1998. In addition, since Value Partners filed a lawsuit against the Issuer on December 29, 1997 jointly with David W. Campbell, Edward A. McNally and William H. Savage, who are three non-employee directors of the Issuer, Messrs. Campbell, McNally and Savage are now included as reporting persons. Value Partners, Ltd., Ewing & Partners, Timothy G. Ewing, David W. Campbell, Edward A. McNally and William H. Savage are sometimes collectively referred to herein as the "Reporting Persons."

     Since this is the first electronic amendment to the Schedule 13D, the entire text of the Schedule 13D has been restated pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to shares of the common stock, without par value (the "Common Stock"), of Allstate Financial Corporation, whose principal executive offices are located at 2700 South Quincy Street, Arlington, Virginia 22206.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(b) Value Partners is a Texas limited partnership. Ewing & Partners, a Texas general partnership, is the general partner of Value Partners. Timothy G. Ewing is the general partner and the Managing Partner of Ewing & Partners. In addition, Ewing Asset Management, L.L.C., a Texas limited liability company ("EAM"), holds a 1% general partnership interest in Ewing & Partners. Mr. Ewing is the Manager and 100% owner of EAM. The principal place of business for Value Partners, Ewing & Partners, EAM and Mr. Ewing is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201. Richard W. Fisher, who was previously a general partner of Fisher Ewing Partners, was sworn in as Deputy U.S. Trade Representative (which carries the rank of a United States Ambassador) on December 11, 1997. Because Mr. Fisher withdrew as a general partner of Fisher Ewing Partners effective as of December 31, 1997, Mr. Fisher is no longer deemed to have any shared voting or dispositive power over the shares of Common Stock held by Value Partners.

     The address for David W. Campbell is 6410 Nobel Rock Court, Clifton, Virginia 22024. The address for Edward A. McNally is 120-41 Prospect Street, Ridgefield, Connecticut 06837. The address for William H. Savage is 314 Franklin Street, Alexandria, Virginia 22314.

CUSIP No.  020011 10 2          Amendment No. 9                     Page 9 of 23


     (c) The principal business of Value Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The principal business of Ewing & Partners is the management of Value Partners. The principal business of EAM is being a general partner of Ewing & Partners. The present principal occupation of Mr. Ewing is general partner of Ewing & Partners.

     Mr. Campbell has been a director of the Issuer since 1995. He was formerly President and Chief Operating Officer and Director of Southern Financial Bancorp, Inc. and Southern Financial Bank in Warrenton, Virginia from April 1996 to June 1997.

     Mr. McNally has been a director of the Issuer since 1996. He is the Managing Director of Windham Partners, LLC and the President of McNally and Co. The principal business of each company is management consulting, and the address of each company is 120-41 Prospect Street, Ridgefield, Connecticut 06837.

     Mr. Savage has been a director of the Issuer since 1995. He is currently Chairman of Island Preservation Partnership, 46 41st Avenue, Isle of Palms, South Carolina 29451, developer of a 1,200 acre private, oceanfront retreat near Charleston, South Carolina; President and Director of Richards United Corporation, a real estate investment company located at 6100 Franconia Road, Alexandria, Virginia 22310; and Chairman of Arbec Orchids Dominicana, S.A., Calle Floor del Sol, Alameda, Santo Domingo, D.R., which propagates and cultivates orchid plants for the United States market. Since 1990, Mr. Savage has also been engaged in a variety of other investment ventures in real estate development and banking. From 1994 to 1995, Mr. Savage was a Director of Jefferson Federal Savings Bank in Warrenton, Virginia. Prior to 1990, Mr. Savage was the Chief Executive Officer and Trustee of Ameribanc Investors Group, a savings and loan holding company headquartered in Annandale, Virginia, and its predecessor, Mortgage Investors of Washington, a real estate investment trust.

     (d) During the last five years, none of the Reporting Persons nor EAM has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor EAM has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Value Partners is a Texas limited partnership, Ewing & Partners is a Texas general partnership, and EAM is a Texas limited liability company. Each of Messrs. Ewing, Campbell, McNally and Savage is a citizen of the United States of America.

CUSIP No.  020011 10 2           Amendment No. 9                   Page 10 of 23


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Between August 24, 1993 and October 12, 1993, Value Partners purchased 169,000 shares of Common Stock on the Nasdaq National Market System ("Nasdaq/NMS") for an aggregate purchase price of $930,530 (including brokerage commissions). Value Partners thereafter filed a Schedule 13D on October 15, 1993 with the Securities and Exchange Commission ("SEC"). On November 18, 1993, Value Partners purchased an additional 36,000 shares of Common Stock in transactions effected on the Nasdaq/NMS for an aggregate purchase price of $232,920.00 (including brokerage commissions). On November 24, 1993, Value Partners filed Amendment No. 1 to Schedule 13D reflecting the additional purchases. Between November 22, 1993 and December 14, 1993, Value Partners purchased an additional 37,000 shares of Common Stock on the Nasdaq/NMS, for an aggregate price of $229,225.00 (including brokerage commissions). On December 22, 1993, Value Partners filed Amendment No. 2 to Schedule 13D reflecting the additional purchases. Between August 22, 1994 and August 26, 1994, Value Partners purchased an additional 32,100 shares of Common Stock on the Nasdaq/NMS for an aggregate price of $197,854.80. On September 13, 1994, Value Partners filed Amendment No. 3 to Schedule 13D reflecting these additional purchases. The funds for all these purchases were derived from the working capital of Value Partners.

     On September 9, 1994, September 12, 1994 and September 21, 1994, Value Partners purchased an additional 5,000, 4,300 and 26,100 shares of Common Stock, respectively, on the Nasdaq/NMS for an aggregate purchase price of $218,935, all of which was derived from the working capital of Value Partners. On September 27, 1994, Value Partners filed Amendment No. 4 to Schedule 13D related to these additional purchases. On December 16, 1994, Value Partners sold 30,000 shares of Common Stock for an aggregate sale price of $183,000. Between July 11, 1995 and October 13, 1995, Value Partners purchased an additional 95,700 shares of Common Stock for an aggregate purchase price of $569,730, all of which was derived from working capital of Value Partners. On or about October 13, 1995, Value Partners became aware that the outstanding shares of Common Stock of the Company had decreased from 3,102,328 to 2,655,128, thus increasing Value Partners' percentage ownership of the Common Stock. Value Partners filed Amendment No. 5 to its Schedule 13D on October 24, 1995.

     On October 31, 1995, November 3, 1995, December 19, 1995, December 21, 1995 and December 28, 1995, Value Partners purchased an additional 4,500, 20,000, 45,000, 17,000 and 7,000 shares of Common Stock, respectively, on the Nasdaq/NMS for an aggregate purchase price of $516,635, all of which was derived from the working capital of Value Partners. Value Partners filed Amendment No. 6 to its
Schedule 13D on January 4, 1996.

     On January 24, 1996, Value Partners purchased an additional 76,600 shares of Common Stock on the Nasdaq/NMS for an aggregate purchase price of $445,237.50, all of which was derived from the working capital of Value Partners. Value Partners filed

CUSIP No.  020011 10 2           Amendment No. 9                   Page 11 of 23


Amendment No. 7 to its Schedule 13D on February 3, 1996. In Amendment No. 7 to this Schedule 13D, Value Partners incorrectly reported that it purchased 7,500 shares of Common Stock on January 10, 1996. Such purchase was of shares of an issuer other than the Issuer.

     On January 12, 1996, the Issuer closed an exchange offer (the "Exchange Offer") pursuant to which the Issuer offered to exchange $2,162,000 in principal amount of the Issuer's Convertible, Subordinated Notes due September 30, 2000 (the "Notes") for outstanding Common Stock at an exchange ratio of $6.35 in principal amount of Notes for each share of Common Stock. Pursuant to the Exchange Offer, Value Partners tendered 468,700 shares of Common Stock, of which 204,882 shares were accepted by the Issuer in exchange for $1,301,000 in principal amount of Notes issued to Value Partners. The Notes issued to Value Partners are immediately convertible into 173,467 shares of Common Stock.

     On February 5, 1996 and February 7, 1996, Value Partners purchased an additional 117,950 shares and 30,000 shares, respectively, of Common Stock on the Nasdaq/NMS for an aggregate purchase price of $692,956.25, all of which was derived from the working capital of Value Partners. On or about February 8, 1996, Value Partners filed Amendment No. 8 to its Schedule 13D.

     The source of funds for the 2,500, 1,000 and 7,000 shares of Common Stock purchased by Messrs. Campbell, McNally and Savage, respectively, was the personal funds of the respective individual. Of the 1,500 shares purchased by Mr. Campbell during the past 60 days, the aggregate purchase price was $8,644 (including brokerage commissions). This purchase was made through a margin account at Brown & Co. and is subject to the terms of a standard margin agreement. The aggregate purchase price (including brokerage commissions) for the 2,500, 1,000 and 7,000 shares purchased by Messrs. Campbell, McNally and Savage was $14,583, $5,922 and $42,503, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of Value Partners and Messrs. Campbell, McNally and Savage originally acquired its or his shares of Common Stock solely for investment purposes.

     In 1995, one of Allstate's then largest shareholders, Scoggins Capital Management, L.P., began pressing for changes in Allstate's management and management-dominated Board, particularly in light of Allstate's poor financial performance. In response, Allstate's management agreed in 1995 to the election of Messrs. Campbell and Savage to the Board as independent, outside directors.

     In light of Allstate's performance for fiscal year 1995, certain outside directors urged Allstate management to agree to, among other changes, the establishment of an Executive Committee "to build and maintain the confidence of major investors, analysts, and market

CUSIP No.  020011 10 2           Amendment No. 9                   Page 12 of 23


makers" and "dispel the perception that Allstate is being run primarily for the benefit of Lee Fishman, Gene Haskin and management." Memorandum from Bill Savage to Craig Fishman, dated January 9, 1996. As a result, Allstate's management, including the Management Directors, agreed at a Special Meeting of the Board on May 16, 1996 to the addition of two new, independent outside directors, Messrs. Edward A. McNally and Lawrence Vecker. In exchange, Allstate received "an acceptable executed agreement from Value Partners that Value Partners will not challenge the membership of the Board as restructured ...(prior to the 1997 Meeting of Shareholders of the Corporation), effective June 18, 1996" [Board Minutes of May 16, 1996, Special Meeting]. As a result, a direct challenge to the management-controlled Board by one of Allstate's largest shareholders was avoided.

     Allstate's corporate performance showed few signs of improvement following the May 1996 Special Meeting. Dissatisfaction with management's performance among Allstate's major shareholders continued to increase, and Value Partners made it known that it was considering whether to oppose the re-election of the Management Directors with a separate slate of directors at the upcoming Annual Meeting in November 1997.

     In August and early-September 1997, Board members discussed potential changes in Allstate's management structure with the goal of improving poor shareholder value. During those discussions, Messrs. Campbell, McNally and Savage advised the Board that they would not stand for re-election to the Board on a management-endorsed slate of directors unless the Board agreed to a proposed plan of reorganization that these independent directors considered the minimum organizational reform necessary to allow them to address fundamental issues of corporate management.

     Discussions  among Board  members  culminated  in an agreement at the Board meeting held on September 24, 1997 between the outside directors and the Management Directors on specific changes in Allstate's organization and corporate governance that the directors "hope[d] and expect[ed]...will enhance the value of [Allstate] for the benefit of all shareholders." Memorandum from Craig Fishman to David W. Campbell, William H. Savage and Edward A. McNally, dated September 15, 1997. Solely as a result of this agreement, Messrs. Savage, Campbell and McNally agree to stand for re-election with the Management Directors.

     Pursuant to the agreement that had been reached, the Board unanimously approved at its meeting on September 24, 1997 a plan of reorganization, under which (among other things) (1) Allstate's Board was expanded to ten (as opposed to nine) directors; (2) Messrs. Savage, McNally and Campbell consented to stand for re-election as part of a management- endorsed slate with the Management Directors; (3) Craig Fishman's employment contract was extended through July 1999; and (4) the newly elected Board would, immediately after the Annual
Meeting: (a) elect Mr. Campbell as Chairman of the Board; and (b) create an Executive Committee that would consist of three of Allstate's independent directors (Messrs. Campbell, McNally and Savage), and Craig Fishman (the "Agreement"). In accordance with

CUSIP No.  020011 10 2           Amendment No. 9                   Page 13 of 23


the Agreement, the Board extended Craig Fishman's employment contract and nominated ten directors, including Messrs. Campbell, McNally and Savage, the Management Directors, Lawrence Vecker and Lindsay Trittipoe as an additional outside director, expressly "with the understanding that once elected, the new Board will establish an Executive Committee and elect David Campbell as Chairman as contemplated in [the Plan of Reorganization]." Minutes of the Board meeting held on September 24, 1997.

     On October 17, 1997, consistent with the terms of the Agreement, Allstate issued a Notice of Annual Meeting of Shareholders to be held on November 18, 1997, for the purpose of electing the ten nominated directors for terms to expire at the annual meeting of shareholders to be held in 1998. Issued together with the Notice was a Proxy Statement, in which the Board solicited shareholder proxies to vote in favor of the management- endorsed slate of ten directors.

     The Proxy Statement listed Messrs. Campbell, McNally and Savage, the Management Directors, and Messrs. Vecker and Trittipoe as nominees for election to the Board at the Annual Meeting and contained the following representations:

               On September 24, 1997, the Board of Directors asked Director Campbell to serve as Chairman of the Board (replacing Eugene Haskin) effective at the meeting of the Board of Directors to be held immediately following the Annual Meeting. Director Campbell has agreed to serve as Chairman at [sic] the Board and a formal vote to appoint him Chairman will be taken at the November 18, 1997 meeting of the Board of Directors. (emphasis added)

                                      * * *

               On September 24, 1997, the Board of Directors approved the nomination of ten individuals to serve on the Board commencing November 18, 1997. Also on September 24, 1997, the Board of Directors approved the formation of an Executive Committee to be formally established at the meeting of the Board of the Directors to be held immediately following the Annual Meeting. The members of the Executive Committee are expected to be Messrs. Campbell, McNally, Savage and C. Fishman. The Executive Committee's function will be to make recommendations to the Board regarding strategic initiatives, assist and support management in implementing those initiatives and monitor management performance in general. (emphasis added)

CUSIP No.  020011 10 2           Amendment No. 9                   Page 14 of 23


     On or about October 18, 1997, Value Partners received the Proxy Statement and based on Allstate's representations concerning the election of Mr. David Campbell as Chairman and the creation of the Executive Committee, decided not to nominate a competing slate of directors or engage in a proxy contest.

     The Annual Meeting was held on November 19, 1997, and the Board-nominated slate of ten directors was elected without a competing slate based on the voting of proxies that had been solicited and obtained through the Proxy Statement. In order to emphasize the seriousness of its concerns over existing corporate management, Value Partners abstained from voting for the Management Directors, with the expectation that the entire unopposed management endorsed slate would be elected without Value Partners' affirmative votes for the Management Directors. No votes were cast against any of the nominees.

     Immediately after the Annual Meeting, the newly-elected Board convened to transact business, including the implementation of the balance of the Agreement that the newly- elected Board members had agreed to and which the Proxy Statement represented would be carried out by the new Board during that initial meeting. All members of the Board were present, with the exception of director Vecker. Having by then obtained their benefits under the Agreement, the Management Directors immediately and for the first time disavowed the balance of the Agreement. Upon motion of Mr. Savage, seconded by Mr. Campbell, to implement the balance of the Agreement, the five Management Directors all formally voted against carrying out the plan of reorganization. The Management Directors' vote against carrying out the plan of reorganization was contrary to the Proxy Statement's representations to shareholders and in violation of the Agreement that had secured their re-election without a contest. As a result, the Board failed to implement the balance of the Agreement by a vote of five to four.

     As justification for their refusal to elect Mr. Campbell as Board Chairman or to create the promised Executive Committee, the Management Directors primarily pointed to Value Partners' withholding its shareholder votes for the Management Directors. However, Value Partners had properly submitted its proxies making known its intention at least four days before the Annual Meeting, and the Management Directors never disclosed before or during the Annual Meeting any desire or intention to abrogate the balance of the Agreement based on Value Partners' stated intentions. Moreover, there was no requirement under the Agreement that any shareholder affirmatively vote for the Management Directors and the Management Directors were in fact elected without an opposing slate, as the Agreement contemplated.

     Had Messrs. Savage, Campbell and McNally known of the Management Directors' intention not to abide by the Agreement once re-elected, they would have withdrawn their names as nominees prior to the casting of votes and would have demanded an adjournment of the Annual Meeting until corrective action could have been taken.

CUSIP No.  020011 10 2           Amendment No. 9                   Page 15 of 23


     Had Value Partners known of the Management Directors' intention not to implement the balance of the Agreement once re-elected, it would have demanded an adjournment of the Annual Meeting so to afford it an opportunity to nominate an opposing slate and to cause the distribution of a corrected proxy statement and would have, in any event, rescinded its proxies.

     As a material inducement and essential condition to their willingness to stand for re-election as part of the same slate as the Management Directors, Messrs. Savage, Campbell and McNally insisted on and obtained an agreement from the Management Directors that the plan of reorganization that was part of the Agreement would be implemented immediately upon the Board's election.

     As a result of the Management Directors' breach of their agreements and understandings, Messrs. Campbell, McNally and Savage have found themselves directors of Allstate in circumstances under which they had previously announced they would not stand for re-election as part of a management-endorsed slate. Messrs. Campbell, McNally and Savage therefore are forced to either (i) resign, in which event the Management Directors will perpetuate their control of the Board by default and without the promised organizational reforms, contrary to the expectations of the shareholders; (ii) serve on a Board that does not allow them, in their view, to effectively address fundamental issues of corporate management and governance; or (iii) to seek a new election in which the Allstate shareholders will have the opportunity to elect directors who will act as they represent. Messrs. Campbell, McNally and Savage have chosen to seek a new election in order to discharge under the present circumstances what they now deem to be their fiduciary duty to address misconduct on the part of Allstate's management and the Management Directors and to vindicate the rights of Allstate's shareholders not to be misled or manipulated.

     By letter dated December 4, 1997 to Eugene R. Haskin as Board Chairman and Craig Fishman as Allstate's President, Messrs. Campbell, McNally and Savage, and also director Lindsay Trittipoe, gave notice to Allstate and the Management Directors that they contested the election of the Management Directors and demanded a new election of directors and the calling of a special shareholders meeting for that purpose, as Va. Code ss.ss. 13.1-655 and 680 authorize. By letter dated December 12, 1997 to Messrs. Campbell, McNally and Savage and director Trittipoe, Chairman Haskin and President Craig Fishman refused to call a special shareholders meeting as they were authorized to do pursuant to the Bylaws and Va. Code, ss.ss. 13.1-655.

     On December 18, 1997, the Board met, at which time it considered the demand of Messrs. Campbell, McNally and Savage for a special shareholders meeting. The Board, under the control of the Management Directors, rejected that demand by a vote of 5 to 4, director Vecker being absent. During that meeting, the Management Directors raised, as a new justification for their conduct, that the outside directors might attempt to hold the 1998 annual shareholders meeting within less than one full year from the just concluded

CUSIP No.  020011 10 2           Amendment No. 9                   Page 16 of 23


1997 annual shareholders meeting. The Management Directors advanced this position even though the date of the 1998 annual meeting was never part of the Agreement, the Amended Bylaws call for the annual meeting to be held in May of each year and the company's recent practice of delaying the annual meeting until some eleven months after the close of the fiscal year was generally recognized as not conducive to sound corporate practice or shareholder or investor confidence.

     The Management Directors' refusal to carry out the Agreement that had secured their election and other benefits rendered both inaccurate and misleading the Proxy Statement's representations concerning the intentions and promises of the management- endorsed slate. As a result, those representations have worked an actual or constructive fraud upon Allstate's shareholders and the Reporting Persons, in particular; and the election that secured the re-election of the Management Directors is tainted, inequitable and unfair and should be set aside.

     Following the annual meeting of Allstate's stockholders held on November 18, 1997, Messrs. Campbell, McNally and Savage informed Mr. Ewing that the Management Directors had determined not to honor the terms of the Agreement reached by the Board of Directors of the Issuer on September 24, 1997, as described in Allstate's definitive proxy materials for the annual meeting. Various discussions were then held among the Reporting Persons, which resulted in Mr. Ewing deciding to join Messrs. Campbell, McNally and Savage in filing a lawsuit against the Issuer following the December 18, 1997 meeting of the Issuer's Board of Directors.

     On December 29, 1997, Value Partners and Messrs. Campbell, McNally and Savage jointly filed in the Circuit Court of Arlington County, Virginia a Petition to Set Aside Election of Directors. The petition requests the Court, pursuant to Va. Code ss. 13.1-681, to (i) proceed forthwith in a summary way to hear and decide the issues presented; (ii) set aside the election of directors held at the 1997 Annual Shareholders Meeting; (iii) order that there be held as soon as possible a new election of directors of Allstate; (iv) enjoin and restrain respondents Craig Fishman, Leon Fishman, Eugene Haskin, James Spector and Alan Freeman from exercising without court approval any powers as directors pending a new election; and (v) grant such other relief as the Court may deem just and equitable.

     The Reporting Persons seek a new election of the entire Board of Directors of the Issuer. While the Reporting Persons intend to seek the election of persons representing at least a majority of the new Board of Directors, no decision has been made yet as to the exact number of directors the Reporting Persons will seek to elect or whom such directors (other than Messrs. Campbell, McNally and Savage) will be.

     Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, by

CUSIP No.  020011 10 2           Amendment No. 9                   Page 17 of 23


converting its Notes, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by it. Depending on their evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as they may deem material, each of Messrs. Campbell, McNally and Savage may seek to acquire additional shares of Common Stock in the open market, in private transactions, by exercising their stock options, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by them.

     Other than as set forth above, none of the Reporting Persons has at this time any specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D, except that Messrs. Campbell, McNally and Savage will continue to consider all matters presented to the Board of Directors of the Issuer in accordance with their fiduciary duties.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) According to the Issuer's Report on Form 10-Q for the quarter ended September 30, 1997, a total of 2,318,185 shares of Common Stock were issued and outstanding as of November 12, 1997. As of December 29, 1997, Value Partners beneficially owned 488,368 shares of Common Stock, representing approximately 21.1% of the Common Stock issued and outstanding. In addition, Value Partners owns $1,301,000 of Notes, which are convertible into 173,467 shares of Common Stock. Because the Notes are currently convertible into Common Stock, Value Partners is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 661,835 shares of Common Stock, or 26.6% of the 2,491,652 shares of Common Stock that would be issued and outstanding if Value Partners fully converted its Notes into Common Stock.

     Mr. Campbell beneficially owns 2,500 shares of Common Stock jointly with his spouse, representing approximately .1% of the Common Stock issued and outstanding. In addition, Mr. Campbell holds options to purchase 11,000 shares of Common Stock. Because the options are exercisable within 60 days of December 29, 1997, Mr. Campbell is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 13,500 shares of Common Stock, or .6% of the 2,329,185 shares of Common Stock that would be issued and outstanding if Mr. Campbell fully exercised his options.

     Mr. McNally beneficially owns 1,000 shares of Common Stock through an individual retirement account, or less than .1% of the Common Stock issued and outstanding. In addition, Mr. McNally holds options to purchase 12,000 shares of Common Stock. Because the options are exercisable within 60 days of December 29, 1997, Mr. McNally is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 13,000 shares of Common Stock, or .6% of the 2,330,185 shares of Common Stock that would be issued and outstanding if Mr. McNally fully exercised his options.

CUSIP No.  020011 10 2           Amendment No. 9                   Page 18 of 23


     Mr. Savage beneficially owns 6,000 shares of Common Stock, or approximately .3% of the Common Stock issued and outstanding, and his spouse owns 1,000 shares of Common Stock or less than .1% of the Common Stock issued and outstanding. In addition, Mr. Savage holds options to purchase 12,000 shares of Common Stock. Because the options are exercisable within 60 days of December 29, 1997, Mr. Savage is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 19,000 shares of Common Stock, or .8% of the 2,330,185 shares of Common Stock that would be issued and outstanding if Mr. Savage fully exercised his options.

     In the aggregate, the Reporting Persons beneficially own 498,868 shares of Common Stock, representing 21.5% of the issued and outstanding Common Stock, excluding shares which the Reporting Persons have a right to acquire. If the Notes held by Value Partners were fully converted and if the options held by Messrs. Campbell, McNally and Savage were fully exercised, the Reporting Persons would hold 707,335 shares, or 28.0% of the 2,526,652 shares of Common Stock that would then be issued and outstanding.

     (b) Value Partners has the sole power to vote and dispose of the Common Stock and the Notes beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock or the Notes owned by it. Ewing & Partners, EAM and Mr. Ewing do not directly own any shares of Common Stock of the Issuer. However, Ewing & Partners, as a general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or to direct the disposition of, the Common Stock and the Notes owned by Value Partners. Mr. Ewing, as a general partner and the Managing Partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock and the Notes owned by Value Partners. Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not have any shared voting or dispositive power over the Common Stock and the Notes owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the Managing Partner of Ewing & Partners. For the reasons stated above, Mr. Fisher is no longer deemed as of December 31, 1997 to have any shared voting or dispositive power over the shares of Common Stock or Notes directly owned by Value Partners. Value Partners, Ewing & Partners, EAM and Mr. Ewing each disclaim any beneficial ownership in the shares of Common Stock held by Messrs. Campbell, McNally and Savage.

     Mr. Campbell shares the power to vote and to dispose of his 2,500 shares of Common Stock with his spouse, Mary W. Campbell. Mr Campbell's options to purchase 11,000 shares of Common Stock are held solely by Mr. Campbell. Mr
Campbell disclaims any beneficial ownership in the shares of Common Stock held by the other Reporting Persons.

CUSIP No.  020011 10 2           Amendment No. 9                   Page 19 of 23



     Mr. McNally has the sole power to vote and to dispose of the 1,000 shares of Common Stock held by him, and his options to purchase 12,000 shares of Common Stock are held solely by him. Mr. McNally disclaims any beneficial ownership in the shares of Common Stock held by the other Reporting Persons.

     Mr. Savage has the sole power to vote and to dispose of the 6,000 shares of Common Stock held by him, and shared power to vote and to dispose of the 1,000 shares of Common Stock held by his spouse, Ilona S. Savage. Mr. Savage's options to purchase 12,000 shares of Common Stock are held solely by him. Mr. Savage disclaims any beneficial ownership in the shares of Common Stock held by the other Reporting Persons.

CUSIP No.  020011 10 2           Amendment No. 9                   Page 20 of 23


     (c)  As  previously   reported,   Value  Partners  effected  the  following
transactions on the Nasdaq/NMS:

                               Number of Shares of
                                  Common Stock                    Price per
          Date                  Purchased (Sold)                  Share*
-----------------------   ----------------------------   ----------------------

        8/25/93                    7,000                           5.68
        8/26/93                    7,000                           5.55
        8/27/93                   10,000                           5.43
         9/8/93                   65,000                           5.14
         9/9/93                    8,000                           5.36
        9/24/93                   25,000                          $5.93
       10/11/93                    5,000                           5.80
       10/12/93                   42,000                           5.80
       11/18/93                   36,000                           6.47
       11/22/93                   12,000                           6.24
       11/30/93                   10,000                           6.18
       12/14/93                   15,000                           6.18
        8/22/94                   14,600                           6.18
        8/25/94                    8,200                           6.18
        8/26/94                    9,300                           6.14
         9/9/94                    5,000                           6.20
        9/12/94                    4,300                           6.18
        9/21/94                   26,100                           6.18
       12/16/94                  (30,000)                         (6.10)
        7/11/95                    16,00                           6.45
        7/18/95                    6,200                           6.30
        7/21/95                    4,000                           6.18
        10/5/95                   20,000                           5.86
        10/9/95                   17,500                           5.80
       10/13/95                   32,000                           5.75
       10/31/95                    4,500                           5.56
        11/3/95                   20,000                           5.56
       12/19/95                   45,000                           5.50
       12/21/95                   17,000                           5.50
       12/28/95                    7,000                           5.63
        1/24/96                   76,600                           5.81
         2/2/96                 (204,882)                exchanged for Notes
         2/5/96                  117,950                           5.88
         2/7/96                   30,000                           5.88
        9/16/96                  (20,000)                          5.50
        10/4/96                   20,000                           6.50


----------
*    Price per share includes brokerage commissions

CUSIP No.  020011 10 2           Amendment No. 9                   Page 21 of 23


     In addition, Mr. Campbell purchased 1,500 shares of Common Stock on the Nasdaq/NMS on December 8, 1997 at a price of $5.76 per share (including brokerage commissions). As non-employee directors of the Issuer, each of Messrs. Campbell, McNally and Savage are granted an option to purchase 1,000 shares of Common Stock as of the date of each Board of Directors' meeting. Other than as shown above, no other transactions were effected by any of the Reporting Persons during the past 60 days.

     (d) Ewing & Partners and Mr. Ewing may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Value Partners.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
            SECURITIES OF THE ISSUER

     The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than those described below:

     (a) The Amended and Restated Agreement of Limited Partnership of Value Partners, dated as of October 1, 1993, pursuant to the terms of which Ewing & Partners, as General Partner, has the sole power to manage the affairs of Value Partners, including the right to vote the shares of the Issuer and to dispose of such shares. This agreement was previously filed as an exhibit.

     (b) The Partnership Agreement of Ewing & Partners (formerly known as Fisher Ewing Partners), dated as of September 1, 1991, pursuant to the terms of which Mr. Ewing, as General Partner, has the power to manage the affairs of Ewing & Partners, including the right to vote the shares of the Issuer and to dispose of such shares. This agreement was previously filed as an exhibit. The partnership agreement was amended and restated as of January 1, 1998 to change the name to Ewing & Partners, to show Mr. Ewing as a 99% general partner and the Managing Partner, and to show EAM as a 1% general partner.

     (c) Following the annual meeting of the Issuer's stockholders held on November 18, 1997, Messrs. Campbell, McNally and Savage informed Mr. Ewing that the management directors had determined not to honor the terms of the Agreement reached by the Board of Directors of the Issuer on September 24, 1997, as described in Item 4 above. Various discussions were then held among the Reporting Persons, which resulted in Mr. Ewing deciding to join Messrs. Campbell, McNally and Savage in filing a lawsuit against the Issuer following the December 18, 1997 meeting of the Issuer's Board of Directors. Value Partners and Messrs. Campbell, McNally and Savage have orally agreed to bear the costs of the lawsuit in proportion to their respective ownership of the Common

CUSIP No.  020011 10 2           Amendment No. 9                   Page 22 of 23


Stock of the Issuer. In addition, the Reporting Persons decided to jointly file this Schedule 13D, as evidenced by the Joint Filing Agreement filed as Exhibit 4 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following are filed as exhibits to this Schedule 13D:

         Exhibit 1* Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993

         Exhibit 2* Agreement of General Partnership of Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

         Exhibit 3 Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998.

         Exhibit 4         Joint Filing Agreement

----------
*    Previously filed.

CUSIP No.  020011 10 2           Amendment No. 9                   Page 23 of 23


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         VALUE PARTNERS, LTD.

                                         By: Ewing & Partners as General Partner



January 7, 1998                          By:/s/ Timothy G. Ewing
                                            --------------------
                                            Timothy G. Ewing
                                            General Partner


                                         EWING & PARTNERS



January 7, 1998                          By:/s/ Timothy G. Ewing
                                            --------------------
                                            Timothy G. Ewing
                                            General Partner


January 7, 1998                          /s/ Timothy G. Ewing
                                         --------------------
                                          Timothy G. Ewing


January 7, 1998                          /s/ David W. Campbell
                                         ---------------------
                                          David W. Campbell


January 7, 1998                          /s/ Edward A. McNally
                                         ---------------------
                                          Edward A. McNally


January 7, 1998                          /s/ William H. Savage
                                         ---------------------
                                          William H. Savage